UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42483

CTRL GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

On January 23, 2025, CTRL Group Limited, a British Virgin Islands business company limited by shares (the “Company”), closed its initial public offering (the “Offering”) of ordinary shares, no par value per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-277979), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on December 31, 2024. A final prospectus relating to this Offering was filed with the Commission on January 22, 2024. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as representative of the underwriters named therein (the “Underwriters”), the Company sold a total of 2,000,000 Shares at an offering price of $4.00 per share for gross proceeds of $8,000,000. The net proceeds to the Company from the Offering, after deducting discounts, expense allowance, and expenses, were approximately $7,150,000. Following the closing of the Offering, the Company has a total of 15,000,000 ordinary shares issued and outstanding.

On January 23, 2025, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2025	CTRL GROUP LIMITED

	By:	/s/ Lau Chi Fung
Lau Chi Fung
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

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